Exhibit 12

AMR CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	1998	1999	2000	2001	2002

Earnings:
Earnings (loss) from continuing operations before income taxes, extraordinary loss and cumulative effect of accounting change	$1,833	$1,006	$1,287	$(2,756)	$(3,860)

Add: Total fixed charges (per below)	1,117	1,227	1,313	1,618	1,745

Less: Interest capitalized	104	118	151	144	86
Total earnings (loss)	$2,846	$2,115	$2,449	$(1,282)	$(2,201)

Fixed charges:
Interest	$369	$383	$450	$515	$655

Portion of rental expense representative of the interest factor	743	832	844	1,076	1,053

Amortization of debt expense	5	12	19	27	37
Total fixed charges	$1,117	$1,227	$1,313	$1,618	$1,745

Ratio of earnings to fixed charges	2.55	1.72	1.87	—	—

Coverage deficiency	—	—	—	$2,900	$3,946